UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-32998

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Energy Services of America Staff 401(k) Retirement Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Energy Services of America Corporation
75 West Third Avenue
Huntington, West Virginia 25701

ENERGY SERVICES OF AMERICA
STAFF 401(k) RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2022 and 2021

With Report of Independent Registered Public Accounting Firm

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 11
Supplemental Schedules
Schedule H, Line 4a ‐ Schedule of Delinquent Participant Contributions	13
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14
Signature Page	15
Exhibit 23.1 - Consent of Baker Tilly US, LLP, Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of
Energy Services of America Staff 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Energy Services of America Staff 401(k) Retirement Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of Schedule H, Line 4a ‐ Schedule of Delinquent Participant Contributions and Schedule H, Line 4i ‐ Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP
We have served as the Plan’s auditor since 2015.

Pittsburgh, Pennsylvania
June 29, 2023

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2022 AND 2021

	2022	2021

Assets
Investments, at fair value	$ 10,414,322	$ 11,359,316
Contributions receivable:
Employee contributions receivable	55,795	6,098
Employer contributions receivable	38,934	4,039
Notes receivable from participants	139,673	190,333
Total assets	10,648,724	11,559,786

Liabilities	—	—

Net assets available for benefits	$ 10,648,724	$ 11,559,786

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2022

Additions:
Investment income (loss):
Net depreciation in fair value of investments	$ (2,171,736)
Interest and dividends	233,433
Net investment loss	(1,938,303)

Interest income on notes receivable from participants	7,000

Contributions:
Employee contributions, including rollovers	1,009,212
Employer contributions	564,674
Total contributions	1,573,886

Total additions	(357,417)

Deductions:
Distributions to participants or beneficiaries	548,843
Fees and expenses	4,802
Total deductions	553,645

Net decrease in net assets available for benefits during the year	(911,062)
Net assets available for benefits, beginning of year	11,559,786

Net assets available for benefits, end of year	$ 10,648,724

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Energy Services of America Staff 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GENERAL - The Plan, formerly known as the C.J. Hughes Construction Company, Inc. Management 401(k) Retirement Plan, was established effective January 1, 1992. Effective November 2009, the Nitro Electric 401(k) Plan was merged into the Plan, and effective January 1, 2010, the Plan was renamed the Energy Services of America Staff 401(k) Retirement Savings Plan. The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan provides retirement benefits to all qualifying employees of Energy Services of America Corporation (Energy Services of America), C.J. Hughes Construction Company, Inc. (C.J. Hughes), Contractors Rental Corporation (Contractors Rental), Nitro Construction Services, Inc. (Nitro), SQP Construction Group, Inc. (SQP) beginning October 1, 2021, West Virginia Pipeline Acquisition Co. (WV Pipeline) beginning January 1, 2021, Tri-State Paving & Sealcoat, LLC (Tri-State Paving) beginning July 1, 2022, and Ryan Construction Services (Ryan Construction) beginning October 1, 2022, collectively referred to as the Employers. Qualifying employees, defined as all employees except those represented through a collective bargaining agreement, non-resident aliens, independent contractors, residents of Puerto Rico, and leased employees, become eligible to participate in the Plan after becoming at least 18 years of age with six months of service, as defined by the Plan. Entry dates are the first day of the plan year quarter coinciding with or next following date eligibility requirements are met. The Benefits Committee is responsible for oversight of the Plan, determines the appropriateness of the Plan’s investment offerings, and monitors investment performance. The Benefits Committee reports to the Energy Services of America Corporation Board of Directors. The Plan was last amended effective October 1, 2022.

CONTRIBUTIONS - Participants may elect to contribute up to the maximum percentage of compensation, as defined by the Plan, subject to certain dollar limitations under the Internal Revenue Code (IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, collective investment trusts, and a unitized stock fund, the underlying assets of which consist primarily of Energy Services of America common stock. The Employers may make a discretionary matching contribution. Effective January 1, 2018, the Employers elected a discretionary match of 100% of the first 3% and 50% of the next 3% (up to 6%), not to exceed 4.5% of compensation as defined by the Plan. The Employers have elected to direct the investment of the discretionary matching contribution in a unitized stock fund consisting of Energy Services of America common stock. The Employers may also make a discretionary profit-sharing contribution which would be allocated to qualifying participants using a pro-rata compensation based allocation formula. The Employers made no discretionary profit-sharing contributions during the year ended December 31, 2022.

As of December 31, 2022 and 2021, there were no unallocated employee deferrals, employer match, and loan principal payments. However, there were $55,795, $38,934, and $3,204 of employee deferrals, employer match, and loan payments, respectively, in transit as of December 31, 2022. There were $6,098, $4,039, and $1,174 of employee deferrals, employer match, and loan payments, respectively, in transit as of December 31, 2021.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1 - DESCRIPTION OF PLAN (Continued)

PARTICIPANT ACCOUNTS - An individual account has been established for each participant into which employee contributions, employer matching and profit sharing contributions, and investment earnings are accumulated. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan based on participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

VESTING - All participants are 100% vested in their individual account balances derived from elective deferrals and rollover contributions, as well as earnings thereon. Employer matching and discretionary profit-sharing contributions are vested as follows: less than one year of service - 0%; one year of service - 25%, two years of service - 50%, three years of service - 75%, four or more years of service - 100%.

NOTES RECEIVABLE FROM PARTICIPANTS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may only have three outstanding loans at any time. The loans are secured by the balance in the participant’s account and bear interest at rates of Wall Street Prime plus 2%. Principal and interest is paid ratably at least bi-weekly through payroll deductions. Interest rates ranged from 4.25% to 8.25% at December 31, 2022.

PAYMENT OF BENEFITS - In accordance with the Plan document, distribution of benefits upon the retirement, death, disability or termination of a participant, when requested, shall be made in the form of a lump-sum cash payment equal to the value of the participant’s vested interest in his or her account, or partial payments. Balances of $5,000 or less have an automatic lump-sum cash payment. In addition, the Plan allows for hardship distributions if certain criteria are met.

FORFEITED ACCOUNTS - At December 31, 2022 and 2021, forfeited non-vested accounts totaled $528 and $1,824, respectively. Forfeited accounts are used to reduce the Employers’ contributions or to pay administrative expenses of the Plan. During the year ended December 31, 2022, the Plan used $4,712 of forfeitures to pay administrative expenses.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the trustee. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTES RECEIVABLE FROM PARTICIPANTS - Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2022 or 2021.

BENEFIT PAYMENTS - Benefit payments are recorded when paid.

ADMINISTRATIVE EXPENSES - Certain expenses of maintaining the Plan are paid directly by the Employers and are excluded from these financial statements. Fees related to the administration of notes receivable from participants, distribution processing, and recordkeeping expenses for specific investments are charged directly to the participant’s account and are included in administrative expenses. All other investment related expenses are included in net depreciation in fair value of investments.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board (FASB) Topic 820, Fair Value Measurement, are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

Level 2
Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 or 2021.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Unitized Stock Fund: Consists of Energy Services of America common stock and cash held in money market funds. The underlying assets are valued using the closing price reported on the active market on which Energy Services of America common stock is traded, and the quoted redemption price and recent transaction prices, with no discounts for credit quality or liquidity restrictions, for money market funds.

Collective investment trust – capital preservation fund: A capital preservation fund that is composed primarily of fully benefit-responsive investment contracts that are valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Collective investment trust – government obligation: Seeks current income consistent with stability of principal by investing in a portfolio of U.S. Treasury and government securities maturing in 397 days or less and repurchase agreements collateralized fully by U.S. Treasury and government securities. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2022 and 2021. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Fair Value at December 31, 2022
	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy
Mutual funds	$ 7,722,875	$ —	$ —	$ 7,722,875
Unitized stock fund	1,595,496	—	—	1,595,496
	9,318,371	—	—	9,318,371
Investments measured at NAV (a)
Collective investment trusts	—	—	—	1,095,951

Investments at fair value	$ 9,318,371	$ —	$ —	$ 10,414,322

	Fair Value at December 31, 2021
	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy
Mutual funds	$ 8,623,217	$ —	$ —	$ 8,623,217
Unitized stock fund	1,688,560	—	—	1,688,560
	10,311,777	—	—	10,311,777
Investments measured at NAV (a)
Collective investment trusts	—	—	—	1,047,539

Investments at fair value	$ 10,311,777	$ —	$ —	$ 11,359,316

(a)
In accordance with FASB Topic 820, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

INVESTMENTS MEASURED USING NAV PER SHARE AS PRACTICAL EXPEDIENT

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2022 and 2021. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Redemption
				Frequency	Redemption
			Unfunded	(If Currently	Notice
	Fair Value		Commitments	Eligible)	Period
	2022	2021		2022 and 2021

Collective investment trusts	$ 1,095,951	$ 1,047,539	n/a	Daily	12 months

NOTE 4 - TAX STATUS

The Internal Revenue Service (IRS) has determined by a letter dated November 30, 2020, that the volume submitter plan and related trust are designed in accordance with applicable sections of the IRC. Although the volume submitter plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2019.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 5 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Effective January 1, 2015, the Employers have elected to invest their matching contributions in a unitized stock fund which holds primarily Energy Services of America common stock. The Plan held 139,577 and 115,090 shares of Energy Services of America common stock, or $1,595,496 and $1,688,560 in Energy Services of America common stock at December 31, 2022 and 2021, respectively. There were no dividends received on Energy Services of America common stock during 2022. During 2022, the Plan purchased 37,244 shares of Energy Services of America common stock for an aggregate cost of $426,430 and sold 12,756 shares of Energy Services of America common stock for proceeds of $164,639. In addition, participants may elect to direct the investment of other contributions, including their deferrals, to be invested in the unitized stock fund. Accordingly, these are related-party transactions. Fees incurred by the Plan for the investment management services are included in net depreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. In addition, the Employers pay directly any other fees related to the Plan’s operation and perform various administrative functions at no cost to the Plan. Notes receivable from participants also qualify as exempt party-in-interest transactions.

NOTE 6 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions. There are currently no plans to terminate the Plan.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit, and overall market volatility risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. As of December 31, 2022, the Plan had investments of approximately $2.7 million that were concentrated in two funds. As of December 31, 2021, the Plan had investments of approximately $4.2 million that was concentrated in three funds.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 8 - DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended December 31, 2021, the Employers did not remit certain participant contributions and loan repayments to the Plan on a timely basis as defined by the Department of Labor's Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions, which totaled $38,475, are expected to be corrected outside of the Department of Labor Voluntary Fiduciary Correction Program in 2023. Additionally, the Employers will compensate participants for lost earnings resulting from the delay in these participant contributions and loan repayments which occurred as part of the corrective action.

For the year ended December 31, 2022, the Employers did not remit certain participant contributions and loan repayments to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions, which totaled $126,840, are expected to be corrected outside of the Department of Labor Voluntary Fiduciary Correction Program in 2023. Additionally, the Employers will compensate participants for lost earnings resulting from the delay in these participant contributions and loan repayments which occurred as part of the corrective action.

NOTE 9 - SUBSEQUENT EVENTS

The Secure 2.0 Act of 2022 was signed into law on December 29, 2022. This legislation includes a vast array of provisional changes to retirement plans, becoming effective in 2023 and beyond. Plan management is evaluating the impact of the adoption and implementation of this legislation on the Plan.

SUPPLEMENTAL SCHEDULES

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
EIN: 20-4606266, Plan Number 002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2022

	Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Check here if Late Participant Loan Repayments are included	Contributions Not Fully Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant Contributions Transferred Late to the Plan for the Year Ended December 31, 2021	x	$ 38,475	$ —	$ —	$ —
Participant Contributions Transferred Late to the Plan for the Year Ended December 31, 2022	x	$ 126,840	$ —	$ —	$ —

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
EIN: 20-4606266, Plan Number 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Mutual Funds
	Vanguard	Retirement Target 2030	**	$ 969,884
	Vanguard	Retirement Target 2040	**	967,103
	Vanguard	Growth Index Fund Admiral Shares	**	856,195
	Vanguard	Retirement Target Income	**	589,657
	Vanguard	500 Index Fund Admiral Class	**	531,531
	Vanguard	Retirement Target 2020	**	451,243
	Vanguard	High Dividend Yield Index Fund Admiral	**	367,589
	Vanguard	High-Yield Corporate Fund Admiral Shares	**	266,589
	Vanguard	Retirement Target 2050	**	239,200
	Vanguard	Small-Cap Index Fund Admiral Shares	**	230,874
	Vanguard	Retirement Target 2035	**	228,223
	Harbor	International Fund Institutional Class	**	223,356
	T. Rowe Price	U.S. Small-Cap Growth Equity Fund	**	216,854
	The Hartford	MidCap Fund Class R6	**	209,942
	Vanguard	Retirement Target 2045	**	208,281
	Vanguard	Mid-Cap Value Index Fund Admiral Shares	**	205,817
	Vanguard	Mid-Cap Index Fund Admiral Shares	**	181,140
	Harding Loevner	Emerging Markets Portfolio Advisor Class	**	156,328
	Vanguard	Retirement Target 2060	**	144,644
	DFA	U.S. Targeted Value Portfolio Institutional Class	**	123,020
	Vanguard	Retirement Target 2025	**	118,453
	Baird	Aggregate Bond Fund Class Institutional	**	114,573
	Vanguard	Inflation-Protected Securities Fund	**	44,561
	Vanguard	Retirement Target 2055	**	38,675
	DFA	Intermediate Government Fixed Income Portfolio Institutional Class	**	21,813
	DFA	Real Estate Securities Portfolio Institutional Class	**	17,330
				7,722,875

	Collective Investment Trusts
	Federated	Capital Preservation Fund (R6)	**	1,095,310
	Federated	Government Obligation	**	641
				1,095,951

	Unitized Stock Fund
*	Energy Services of America	Unitized Stock Fund	**	1,595,496

	Notes receivable from participants
*	Participants Loans	4.25-8.25%; maturing from 2022 to 2027	N/A	139,673

				$ 10,553,995

* Indicates a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN

Date: June 29, 2023	By:	/s/ Charles P. Crimmel
Charles P. Crimmel
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Baker Tilly US, LLP